**NORILSK NICKEL**
**MINING AND METALLURGICAL COMPANY**
**JOINT STOCK COMPANY**

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

31.07.2006



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)** Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated July 28, 2006: Mikhail Prokhorov named top Russian business leader
2. Information on the events that may significantly affect the price of the company's securities dated July 25, 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

SEC File No. 82-5167
MMC Norilsk Nickel

RECEIVED
2006 AUG -7 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28.07.2006

**Mikhail Prokhorov named top Russian business leader**

Mikhail Prokhorov, the General Director of MMC Norilsk Nickel, has been named as a top Russian business leader according to the results of the annual "Russia's Top Business Leaders" rating, carried out by the American business publication "Institutional Investor".

The "Russia's Top Business Leaders" ratings have been carried out by the "Institutional Investor" magazine since 2004, with the results being based on the opinions of leading analysts from the biggest international investment funds. The best top managers are chosen in seven sectors of the economy: oil and gas, metals and mining, electric energy, financial services, telecommunications, mechanical engineering, and the consumer services sector.

The experts take into consideration the strategic approach to the development of production, increased transparency in the companies' activities and the implementation of international standards. Investors were very approving of the spin off of gold-mining assets to a separate company. The value of shares in MMC Norilsk Nickel and the Polyus Gold company rose to a level significantly higher than the value of MMC Norilsk Nickel shares prior to the separation. In 2006 the company's capitalization exceeded US $20 billion for the first time.

The American monthly magazine "Institutional Investor" has been published for the last 40 years, and is well known in international business circles.

**SEC File No. 82-5167**
**MMC Norilsk Nickel**



# INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

| 1. General information | |
|---|---|
| 1.1. Full name of the Issuer | *Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel* |
| 1.2. Abbreviated name of the Issuer | *OJSC MMC Norilsk Nickel* |
| 1.3. The Issuer's location | *Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation* |
| 1.4. Primary State Registration Number of the Issuer | *1028400000298* |
| 1.5. The Issuer's Taxpayer Identification Number: | *8401005730* |
| 1.6. The Issuer's Unique Code given by the registering body: | *40155-F* |
| 1.7. Internet website used by the Issuer to disclose information: | http://www.nornik.ru/en/shareholders/information_disclosure/ |
| 1.8. Name of the periodical(s) used by the Issuer to publish information | *While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).* |

**2. Subject matter of the information**

Full name of the profit organization in which a share of the authorized capital has been acquired by the Issuer: *Norilsknickelremont Limited Liability Company;*

Location of the profit organization, in which a share of the authorized capital has been acquired by the Issuer: *663310, Russian Federation, Norilsk, Gvardeiskaya Pl., 2;*

The Issuer's share in the authorized capital of the aforementioned organization before change: *0%;*

The Issuer's share in the authorized capital of the aforementioned organization after change: *100%;*

Date of changing the Issuer's share in the authorized capital of the aforementioned organization: *July 25, 2006.*

*Representative of MMC Norilsk Nickel* *Usanov D.A.*
*(Power of Attorney ГМК-115/99-нм of 25.01.2006)*

*July 25, 2006*

Не возражаю 31/07/06



Заместителю Генерального директора
ОАО «ГМК «Норильский никель»
г-же Голодец О.Ю.
от
Деньга У.Ю.

ЗАЯВЛЕНИЕ.

Прошу предоставить мне очередной оплачиваемый отпуск с 7 по 12 сентября 2006 года включительно.

31 июля 2006 года.

Деньга У.Ю.